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E COMMISSION
20549

02005084

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 19 2002 385

SEC FILE NUMBER
8- 45715

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

VECTORMEX Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond Xerri — 212-407-5510
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED FEB 25 2002 THOMSON FINANCIAL P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond Xerri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **VECTORMEX Incorporated**, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

TZADDY LAJARA
Notary Public, State of New York
No. 01LA5051369
Qualified in Kings County
Commission Expires Nov. 6, 20 05

Notary Public

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VECTORMEX Incorporated

Statement of Financial Condition
December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Vectormex Incorporated

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Vectormex Incorporated (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 11, 2002

VECTORMEX Incorporated
Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 9,844,925
Receivable from clearing broker	647,973
Securities owned, at market value	432,000
Fixed assets - at cost, less accumulated depreciation of $1,515,008	200,552
Other assets	440,111
Total assets	$ 11,565,561
Liabilities and Stockholder's Equity	
Accounts payable	$ 36,343
Payable to affiliate	196,863
Accrued compensation payable	494,767
Other accrued expenses	142,611
Total liabilities	870,584
Total stockholder's equity	10,694,977
Total liabilities and stockholder's equity	$ 11,565,561

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

VECTORMEX Incorporated (the "Company"), a Delaware corporation, is a wholly owned subsidiary of Vectormex International, Inc. (the "Parent"), which is in turn a wholly owned subsidiary of Vector Casa de Bolsa, S.A. de C.V. (the "Ultimate Parent"), a broker-dealer operating in Mexico.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

The Company's principal business is securities brokerage and trading in Mexican and, to a lesser extent, U.S. securities. These activities are related to the facilitation of transactions for its customers, which include high net worth individuals, institutional investors, and other financial institutions. Customer transactions are introduced to and cleared through a correspondent broker.

2. Significant Accounting Policies

Basis of presentation

The Company's records are maintained on the accrual basis of accounting and conform to generally accepted accounting principles in the United States of America.

Substantially all assets and liabilities are carried at fair value or amounts which approximate fair value. Fair values of financial instruments are obtained through market quotes or quotes from reputable dealers.

Cash and cash equivalents

The Company considers all money market instruments purchased and not held for resale, with an original maturity of three months or less, to be cash equivalents. At December 31, 2001, all cash and cash equivalents were held at major U.S. financial institutions.

Securities transactions

Transactions in securities are recorded on a trade date basis.

Securities owned are valued at market.

Fixed assets

Furniture and equipment is carried at cost and is depreciated on a straight line basis using an estimated useful life of five years.

Leasehold improvements are amortized on a straight line basis over the lesser of the estimated useful life of the improvement or the term of the lease.

Other assets

Other assets at December 31, 2001 include: accrued income receivable, prepaid assets, and other miscellaneous assets with values of $141,837, $84,132, and $214,142, respectively.

Income taxes
The Company recognizes both the current and deferred tax consequences of all transactions that have been recognized in the financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized with a corresponding valuation allowance to the extent it is more likely than not that the tax benefits will not actually be realized.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates.

3. Securities Owned

Securities owned, at market value, at December 31, 2001 consist of the following:

Foreign Corporate Bonds	$ 428,700
Corporate Equity	3,300
	$ 432,000

4. Fixed Assets

Fixed assets at December 31, 2001 consist of the following:

Furniture and fixtures	$ 249,242
Office equipment	110,690
Communications equipment	542,305
Software	21,090
Leasehold improvements	792,233
	1,715,560
Less - Accumulated depreciation	1,515,008
Total	$ 200,552

5. Related Party Transactions

Payable to affiliates at December 31, 2001 primarily relates to client referral fees owed to the ultimate Parent.

6. Income Taxes

The Company files a consolidated Federal income tax return with Vectormex International, Inc. and separate New York State and New York City income tax returns.

At December 31, 2001, the Company has net deferred tax assets of approximately $307,000. The Company's deferred tax assets relate to $58,000 in net operating loss carryforwards, $178,000 for capital loss carryforwards and $71,000 of book depreciation in excess of tax depreciation. The valuation allowance for net deferred tax assets decreased by $342,000, as a result of the utilization of net operating loss carryforwards. As of December 31, 2001 the Company has recorded a valuation allowance against the deferred tax asset of $249,000 as management believes it is more likely than not that the tax benefits will not be realized in the future.

7. Commitments

The Company has a noncancellable lease for office facilities, which expires February 28, 2003 and contains provisions for rent escalations based on increases in certain costs incurred by the lessor.

Future minimum annual rent payments required under the lease are as follows:

Year ending December 31	
2002	$ 372,997
2003	62,166
Total minimum payments required	$ 435,163

At December 31, 2001, other accrued expenses includes $57,875 of deferred rent payable, representing the excess of the cumulative rent expense over amounts paid to date.

8. Financial Instruments With Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company may be exposed to off-balance-sheet risk in the event the customer or counterparty is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

From time to time, the aggregate security positions held by the Company's customers may become concentrated in the debt issues of a particular sovereign country and/or corporate issuer. A significant decline in the value of a concentrated customer security position could have a material adverse effect on the Company's business.

9. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $9,573,949, which was $9,473,949 in excess of the amount required of $100,000. The ratio of aggregate indebtedness to net capital was .09:1.